Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated May 28, 2008 (June 2, 2010 as to the effect of the noncontrolling interests as discussed in Note 4), relating to the consolidated financial statements of Polo Ralph Lauren Corporation and subsidiaries (the “Company”) for the fiscal year ended March 29, 2008, (which report expresses an unqualified opinion and includes explanatory paragraphs relating to: (i) the Company’s adoption of ASC 740-10 (formerly referred to as Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”), and (ii) a change in the manner in which noncontrolling interests are identified, presented and disclosed), appearing in the Company’s Annual Report on Form 10-K for the year ended April 3, 2010.

/s/ DELOITTE & TOUCHE LLP

New York, New York
September 27, 2010